

September 17, 2021

Haijun Wang
Chairman and Chief Executive Officer
Atour Lifestyle Holdings Limited
18th floor, Wuzhong Building
618 Wuzhong Road, Minhang District
Shanghai, People's Republic of China

      Re: Atour Lifestyle Holdings Limited
            Amendment No. 3 to Registration Statement on Form F-1
            Filed August 31, 2021
            File No. 333-256881

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2021 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed August 31, 2021

Cover Page

1.   We note your response to comment 1. Please revise your prospectus summary to address all the risks highlighted on the prospectus cover page and clarify that these risks could result in a material change in your operations and/or the value of your Class A Ordinary Shares/ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Similarly, your disclosure in the prospectus summary should also address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, has or may

impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Prospectus Summary, page 1

2.   We note your response to comment 2. Please revise your summary of risk factors on page 4 to specifically discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your Class A Ordinary Shares/ADSs. Also revise your summary of risk factors to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

3.   We note your response to comment 3 and your risk factor disclosure that "there are no PRC laws and regulations in force explicitly requiring that we obtain any permission from PRC authorities to issue securities to foreign investors." Please provide this disclosure in the prospectus summary. With respect to approval of your operations, clearly state in the prospectus summary whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve your operations and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Holding Company Structure, page 6

4.   We note your revisions in response to comment 4. Please address the following with respect to your revised disclosure:
   • In your disclosure you state that appropriation to the general reserve fund is not required if the fund has reached 50% of the registered capital of your subsidiaries. Please revise your disclosure to discuss whether your subsidiaries are still required to contribute to the general reserve fund, and whether these contributions are expected end in the near term.
   • In your revised disclosure you state that your contributions to the enterprise expansion fund and the staff and bonus welfare fund can be made at your subsidiaries' discretion. Please disclose your subsidiaries' historic contributions to each fund for each financial statement period presented.
   • Finally, we note your disclosure that distributions can only be made out of retained earnings as defined by Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance. Please disclose the retained earnings (deficit) for your subsidiaries as determined by Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance for each period presented in the financial statements.

Risk Factors
Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws..., page 47

5.   We note your response to comment 5 and your disclosure in the last paragraph beginning on page 47 that government intervention or influence could adversely affect your business, financial condition and results of operations. Please expand your disclosure to state that any such intervention or influence could also result in a material change in the value of your ADSs. The statement on page 48 that the value of your securities could become worthless appears limited to actions by the government to exert oversight and control over securities offerings and capital markets activities only.

You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Li He, Esq.